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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             MEDIA ARTS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58439c 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Arthur E. Levine                               with a copy to:
President                                      James W. Loss, Esq.
Levine Leichtman Capital Partners, Inc.        Riordan & McKinzie
345 North Maple Drive, Suite 304               695 Town Center Drive, Suite 1500
Beverly Hills, California  90025               Costa Mesa, California  92626
(310) 275-5335                                 (714) 433-2626
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 21, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 91
                        Exhibit page appears on page 14

                                  SCHEDULE 13D


CUSIP No.     58439c 10 2                                     PAGE 2 OF 91 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Levine Leichtman Capital Partners, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,148,693 (See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     58439c 10 2                                     PAGE 3 OF 91 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 LLCP California Equity Partners, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,148,693 (See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     58439c 10 2                                     PAGE 4 OF 91 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Levine Leichtman Capital Partners, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,148,693 (See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     58439c 10 2                                     PAGE 5 OF 91 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Arthur E. Levine
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,148,693 (See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     58439c 10 2                                     PAGE 6 OF 91 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Lauren B. Leichtman
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,148,693 (See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,148,693 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") relates to the common stock, $.01 par value per share, CUSIP No. 58439c 10 2 ("Common Stock"), of Media Arts Group, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 521 Charcot Avenue, San Jose, California 95131.

Item 2.  Identity and Background.

         This Amendment No. 2 amends and restates the Schedule 13D, dated July 26, 1995 (the "Original Filing"), as amended by Amendment No. 1 to Schedule 13D dated March 12, 1996 ("Amendment No. 1"), and is filed pursuant to the Joint Reporting Agreement previously filed as Exhibit 1 to the Original Filing on behalf of Levine Leichtman Capital Partners, L.P., a California limited partnership ("LLCP"), LLCP California Equity Partners, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("LLCP, Inc."), Arthur E. Levine ("Levine") and Lauren B. Leichtman ("Leichtman", and together with LLCP, the General Partner, LLCP, Inc. and Levine, the "Filing Persons"). The General Partner is the sole general partner of LLCP and LLCP, Inc. is the sole general partner of the General Partner. LLCP, the General Partner and LLCP, Inc. each has its principal business address and principal office at 345 North Maple Drive, Suite 304, Beverly Hills, California 90210. LLCP was formed to seek out opportunities to invest in securities primarily in connection with growth financings, restructurings, recapitalizations and buyouts. The General Partner and LLCP, Inc. were each formed to organize and manage the transactions in which LLCP is the principal investor. Levine and Leichtman are the sole directors, executive officers and shareholders of LLCP, Inc. The principal occupation of each of Levine and Leichtman is to serve as a director and executive officer of LLCP, Inc. The principal business address of each of Levine and Leichtman is 345
North Maple Drive, Suite 304, Beverly Hills, California 90210.

         During the last five years, none of LLCP, the General Partner, LLCP, Inc., Levine or Leichtman has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Levine and Leichtman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Securities (as defined in Item 6 hereof) were acquired by LLCP pursuant to a Securities Purchase Agreement dated as of July 7, 1995 (the "Securities Purchase

Agreement") by and among LLCP, the Issuer, Lightpost Publishing, Inc. ("Lightpost"), Thomas Kinkade Stores, Inc. ("TKSI"), MAGI Entertainment, Inc. ("MAGI"), and John Hine Studios, Inc. ("JHS" and, together with Lightpost, TKSI, MAGI and JHS, the "Subsidiaries"), as amended by the First Amendment to Securities Purchase Agreement dated March 12, 1996 (the "First Amendment") by and among LLCP, the Issuer, the Subsidiaries and MAGI Sales, Inc. ("MAGI Sales"), as further amended by the Credit Agreement, dated February 21, 1997 (the "Credit Agreement") by and among LLCP, the Issuer, the Subsidiaries (except for Lightpost and JHS which were subsequently merged into the Issuer), MAGI Sales and California Coast Galleries ("CCG").

         After entering into the Securities Purchase Agreement as of July 7, 1995, LLCP made a capital call on its general partner and limited partner to generate approximately $8,000,000 to fund LLCP. This amount was used to purchase the Securities pursuant to the Securities Purchase Agreement, which purchase was consummated on July 26, 1995 for a purchase price of $8,000,000 (the "Purchase Price").

Item 4.  Purpose of Transaction.

         Under the Securities Purchase Agreement (prior to the First Amendment), LLCP acquired certain promissory notes (the "Notes"), a convertible promissory note convertible into 480,000 shares of Common Stock (the "Convertible Note") and a warrant to purchase 400,000 shares of Common Stock (the "Warrant"), all of which are more fully described in Item 6, below.

         The First Amendment amended the Securities Purchase Agreement, the Notes, the Convertible Note and the Warrant to, among other things, increase the number of shares issuable under the Convertible Note by an additional 270,000 shares of Common Stock.

         The Credit Agreement further amended the Securities Purchase Agreement and, among other things, called for the execution of a Warrant and Note Amendment Agreement dated February 21, 1997, between LLCP, the Issuer, TKSI, MAGI, MAGI Sales and CCG (the "Warrant and Note Amendment Agreement"), which amended the Convertible Note and the Warrant without increasing the number of shares of Common Stock issuable thereunder, provided for the full exercise of the conversion rights under the Convertible Note and the full exercise of the Warrant. The Credit Agreement also consolidated the Notes and the Convertible
Note into a single note.

         As provided for by the Credit Agreement, LLCP fully exercised its conversion rights under the Convertible Note and fully exercised the Warrant, thereby becoming the direct beneficial owner of 1,148,693 shares of Common Stock (the "Shares").

         LLCP held the Convertible Note and the Warrant for investment and now holds the Shares for investment.

         None of the Filing Persons presently has any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of The Issuer.

         (a) Based on the number of outstanding shares of Common Stock reported by the Issuer on its quarterly report on Form 10-Q, for the quarter ended December 31, 1996, the Shares represent approximately 10.4% of the outstanding Common Stock (including the Shares as computed in accordance with Rule 13d-3(d)(1)). As of the date hereof, each of the Filing Persons may be deemed to be the beneficial owner of the Shares within the meaning of Rule 13d-3.

         (b) By virtue of being the sole general partner of LLCP, the General Partner may be deemed to have shared voting and dispositive power with LLCP with respect to the Shares, which are directly owned by LLCP. LLCP, Inc. may be deemed to have shared voting and dispositive power with the General Partner and LLCP with respect to the Shares by virtue of being the sole general partner of the General Partner. Levine and Leichtman may be deemed to have shared voting and dispositive power with LLCP, the General Partner and LLCP, Inc. with respect to the Shares by virtue of being the sole executive officers, directors and shareholders of LLCP, Inc.

         (c) Pursuant to the Warrant and Note Amendment Agreement, the Convertible Note and the Warrant were amended on February 21, 1997. Immediately thereafter, LLCP acquired the Shares issuable upon (i) conversion of $7,500 of principal amount of the Convertible Note, and (ii) exercise of the Warrant by instructing the Issuer to withhold and cancel a number of shares of Common Stock issuable upon exercise of the Warrant with respect to which the excess of the fair market value of Common Stock (which was agreed to be $3.07) exceeded the exercise price for the shares being acquired upon exercise of the Warrant. No other transactions by any of the Filing Persons with respect to the Common Stock were effected during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

         Pursuant to the Securities Purchase Agreement, as amended by the First Amendment, and as further amended by the Credit Agreement, LLCP purchased the following securities (collectively, the "Securities"):

         (a) 12.375% Senior Subordinated Note due June 30, 2002, in the principal amount of $4,000,000, issued by the Issuer and the Subsidiaries (other than JHS) as co-borrowers (the "First Tier Senior Subordinated Note"), which was replaced by the Senior Subordinated Note due June 30, 2002 in the principal amount of $4,000,000 issued by the Issuer and the Subsidiaries and MAGI Sales as co-borrowers (the "Amended First Tier Senior Subordinated Note"), which was consolidated into the Consolidated, Amended and Restated 13.50% Senior Subordinated Note Due December 31, 2001 dated February 21, 1997 in the principal amount of $7,400,000, issued by the Issuer, TKSI, MAGI, MAGI Sales and CCG (the "Consolidated, Amended and Restated Note");

         (b) 12.375% Senior Subordinated Note due June 30, 2002, in the principal amount of $1,000,000 issued by JHS, as borrower (the "JHS Note"), which was replaced by the Senior Subordinated Note due June 30, 2002 in the principal amount of $1,000,000, issued by JHS, as borrower (the "Amended JHS Note"), which was consolidated into the Consolidated, Amended and Restated Note;

         (c) 12.50% Convertible Redeemable Senior Subordinated Note due June 30, 2002, in the principal amount of $3,000,000 issued by the Issuer and the Subsidiaries (other than JHS) as co-borrowers (the "Original Convertible Note"), which was replaced by the Convertible Redeemable Senior Subordinated Note due June 30, 2002, dated July 26, 1995, as amended as of March 12, 1996, in the principal amount of $3,000,000, issued by the Issuer, the Subsidiaries and MAGI Sales as co-borrowers (the "Amended Convertible Note"), which was amended by the Warrant and Note Amendment Agreement and consolidated into the Consolidated, Amended and Restated Note; and

         (d) Warrant dated July 26, 1995 to purchase up to 400,000 shares of Common Stock, which was replaced by the Warrant dated July 26, 1995, as amended as of March 12, 1996, to purchase up to 400,000 shares of Common Stock, which was amended by the Warrant and Note Amendment Agreement.

         The First Tier Senior Subordinated Note and the Original Convertible Note were guaranteed by JHS pursuant to a General Continuing Senior Subordinated Guaranty, dated July 26, 1995 (the "First General Continuing Senior Subordinated Guarantee"). The JHS Note was guaranteed by the Issuer and the Subsidiaries (other than JHS) pursuant to a General Continuing Senior Subordinated Guaranty, dated July 26, 1995 (the "Second General Continuing Senior Subordinated Guarantee").

         Pursuant to the First Amendment, all references to the First General Continuing Senior Subordinated Guaranty and the Second General Continuing Senior Subordinated Guaranty were eliminated from the Amended First Tier Senior Subordinated Note, the Amended JHS Note and the Amended Convertible Note.

         The Securities Purchase Agreement was amended by the Credit Agreement to, among other things, cause the execution of the Warrant and Note Amendment Agreement which, in turn, amended the Convertible Note and the Warrant, provided for the full exercise of the conversion rights under the Convertible Note and the full exercise of the Warrant resulting in the issuance of the Shares. The Credit Agreement also consolidated the Amended First Tier Senior Subordinated Note, the Amended JHS Note and the Amended Convertible Note into the Consolidated, Amended and Restated Note.

         Pursuant to the Registration Rights Agreement, dated July 25, 1995, as amended by Amendment No. 1 to Registration Rights Agreement dated March 12, 1996, LLCP continues to have the right to require the Issuer to register under the Securities Act of 1933 all or a portion of the Shares.

         Under Section 12.17 of the Securities Purchase Agreement, Section 1.6 of the First Amendment and Section 5.4 of the Credit Agreement, the Issuer and the Subsidiaries paid to LLCP and LLCP, Inc. certain fees and reimbursed LLCP for certain out-of-pocket costs and expenses incurred in connection with the purchase of the Securities.

Item 7.  Material to be Filed as Exhibits.

         The Filing Persons file as exhibits the following:

         Exhibit 1: Joint Reporting Agreement among LLCP, the General Partner, LLCP, Inc., Levine and Leichtman dated July 26, 1995 (previously filed with the Original Filing).

         Exhibit 2: Securities Purchase Agreement, dated as of July 7, 1995, among LLCP, the Issuer and the Subsidiaries (previously filed with the Original Filing).

         Exhibit 3: Warrant to purchase up to 400,000 shares of Common Stock dated July 26, 1995 (previously filed with the Original Filing).

         Exhibit 4: 12.50% Convertible Redeemable Senior Subordinated Note due June 30, 2002, in the principal amount of $3,000,000, issued by the Issuer and the Subsidiaries (other than JHS) as co-borrowers (previously filed with the Original Filing).

         Exhibit 5: 12.375% Senior Subordinated Note due June 30, 2002, in the principal amount of $4,000,000, issued by the Issuer and the Subsidiaries (other than JHS) as co-borrowers (previously filed with the Original Filing).

         Exhibit 6: 12.375% Senior Subordinated Note due June 30, 2002, in the principal amount of $1,000,000, issued by JHS, the borrower (previously filed with the Original Filing).

         Exhibit 7: General Continuing Senior Subordinated Guaranty, dated July 26, 1995, granted by JHS to guarantee the First Tier Senior Subordinated Note and the Original Convertible Note (previously filed with the Original Filing).

         Exhibit 8: General Continuing Senior Subordinated Guaranty, dated July 26, 1995, granted by the Issuer and the Subsidiaries (other than JHS) to guarantee the JHS Note (previously filed with the Original Filing).

         Exhibit 9: First Amendment to Securities Purchase Agreement dated March 12, 1996, among LLCP, the Issuer, the Subsidiaries and MAGI Sales (previously filed with Amendment No. 1).

         Exhibit 10: Convertible Redeemable Senior Subordinated Note due June 30, 2002 dated July 26 1995, as amended as of March 12, 1996, in the principal amount of $3,000,000, issued by the Issuer, the Subsidiaries and MAGI Sales as co-borrowers (previously filed with Amendment No. 1).

         Exhibit 11: Warrant dated July 26 1995, as amended as of March 12, 1996, to purchase up to 400,000 shares of Common Stock (previously filed with Amendment No. 1).

         Exhibit 12: Senior Subordinated Note due June 30, 2002 dated July 26 1995, as amended as of March 12, 1996, in the principal amount of $4,000,000, issued by the Issuer, the Subsidiaries and MAGI Sales as co-borrowers (previously filed with Amendment No. 1).

         Exhibit 13: Senior Subordinated Note due June 30, 2002 dated July 26 1995, as amended as of March 12, 1996, in the principal amount of $1,000,000, issued by the Issuer, the Subsidiaries and MAGI Sales as co-borrowers (previously filed with Amendment No. 1).

         Exhibit 14: Credit Agreement (Amending and Restating the Securities Purchase Agreement dated as of July 7, 1995 as Amended) dated February 21, 1997, among LLCP, the Issuer, TKSI, MAGI, MAGI Sales and CCG.

         Exhibit 15: Warrant and Note Amendment Agreement dated February 21, 1997, among LLCP, the Issuer, TKSI, MAGI, MAGI Sales and CCG.

         Exhibit 16: Consolidated, Amended and Restated 13.50% Senior Subordinated Note Due December 31, 2001 dated February 21, 1997 in the principal amount of $7,400,000, issued by the Issuer, TKSI, MAGI, MAGI Sales and CCG.

                                   SIGNATURE

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 21, 1997

                      LEVINE LEICHTMAN CAPITAL PARTNERS, L.P., a California limited partnership

                      By:     LLCP California Equity Partners, L.P.,
                              Its:  General Partner

                              By: Levine Leichtman Capital Partners, Inc.,
                                  Its:  General Partner


                              By:  /s/ Arthur E. Levine
                                 --------------------------------
                                       Arthur E. Levine
                                       Title:  President


                      LLCP CALIFORNIA EQUITY PARTNERS, L.P.,
                      a California limited partnership

                      By:   Levine Leichtman Capital Partners, Inc.
                      Its:  General Partner


                              By:  /s/ Arthur E. Levine
                                  -------------------------------
                                       Arthur E. Levine
                                       Title:   President

                      LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation


                      By:  /s/ Arthur E. Levine
                          ---------------------------------
                               Arthur E. Levine
                               Title:  President


                      /s/ Arthur E. Levine
                      -------------------------------------
                      ARTHUR E. LEVINE


                      /s/ Lauren B. Leichtman
                      -------------------------------------
                      LAUREN B. LEICHTMAN

                                  EXHIBIT INDEX

 Exhibit                                                              Sequential
 Number                          Description                          Page No.
 -------                         -----------                          ----------

Exhibit 1   Joint Reporting Agreement among LLCP, the General             *
            Partner, LLCP, Inc., Levine and Leichtman dated July
            26, 1995.

Exhibit 2   Securities Purchase Agreement, dated as of July 7, 1995,      *
            by and among LLCP, the Issuer, the Subsidiaries and JHS.

Exhibit 3   Warrant to purchase up to 400,000 shares of Common            *
            Stock.

Exhibit 4   12.50% Convertible Redeemable Senior Subordinated             *
            Note due June 30, 2002, in the principal amount of $3,000,000, issued by the Issuer and the Subsidiaries
            (other than JHS) as co-borrowers.

Exhibit 5   12.375% Senior Subordinated Note due June 30, 2002,           *
            in the principal amount of $4,000,000, issued by the Issuer and the Subsidiaries (other than JHS) as co-borrowers.

Exhibit 6   12.375% Senior Subordinated Note due June 30, 2002,           *
            in the principal amount of $1,000,000, issued by JHS, the borrower.

Exhibit 7   General Continuing Senior Subordinated Guaranty, dated        *
            July 26, 1995, granted by JHS to guarantee the First Tier Senior Subordinated Note and the Original Convertible
            Note.

Exhibit 8   General Continuing Senior Subordinated Guaranty, dated        *
            July 26, 1995, granted by the Issuer and the Subsidiaries (other than JHS) to guarantee the JHS Note.

Exhibit 9   First Amendment to Securities Purchase Agreement              **
            dated March 12, 1996, among LLCP, the Issuer, the
            Subsidiaries and MAGI Sales.

Exhibit 10  Convertible Redeemable Senior Subordinated Note due           **
            June 30, 2002 dated July 26 1995, as amended as of
            March 12, 1996, in the principal amount of $3,000,000, issued by the Issuer, the Subsidiaries and MAGI Sales as co-borrowers.

Exhibit 11  Warrant dated July 26 1995, as amended as of March            **
            12, 1996, to purchase up to 400,000 shares of Common
            Stock.

Exhibit 12  Senior Subordinated Note due June 30, 2002 dated July         **
            26 1995, as amended as of March 12, 1996, in the principal amount of $4,000,000, issued by the Issuer, the Subsidiaries and MAGI Sales as co-borrowers.

Exhibit 13  Senior Subordinated Note due June 30, 2002 dated July         **
            26 1995, as amended as of March 12, 1996, in the principal amount of $1,000,000, issued by the Issuer, the Subsidiaries and MAGI Sales as co-borrowers.

Exhibit 14  Credit Agreement (Amending and Restating the                  16
            Securities Purchase Agreement dated as of July 7, 1995 as Amended) dated February 21, 1997, among LLCP, the
            Issuer, TKSI, MAGI, MAGI Sales and CCG.

Exhibit 15  Warrant and Note Amendment Agreement dated                    80
            February 21, 1997, among LLCP, the Issuer, TKSI,
            MAGI, MAGI Sales and CCG.

Exhibit 16  Consolidated, Amended and Restated 13.50% Senior              85
            Subordinated Note Due December 31, 2001 dated
            February 21, 1997 in the principal amount of $7,400,000, issued by the Issuer, TKSI, MAGI, MAGI Sales and
            CCG.

--------------
* Previously filed with the Schedule 13D dated July 26, 1995 and incorporated by reference herein.

** Previously filed with Amendment No. 1 to Schedule 13D dated March 12, 1996 and incorporated by reference herein.